Exhibit 99.1

THIS ANNOUNCEMENT, INCLUDING THE APPENDICES, AND THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

This Announcement contains inside information for the purposes of the Market Abuse Regulation (EU 596/2014). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

4 february 2019

RECOMMENDED OFFER

for

RhythmOne plc

by

Taptica INTERNATIONAL Ltd

to be effected by means of a Scheme of Arrangement under Part 26 of the Companies Act

Taptica International Ltd (“Taptica”, AIM: TAP), a global leader in advertising technologies for performance-based mobile marketing and brand advertising, is pleased to announce a proposed merger with RhythmOne Plc (“RhythmOne”, AIM: RTHM) by way of a recommended offer by Taptica to acquire the entire issued and to be issued ordinary share capital of RhythmOne under the UK Takeover Code.

The combination of the two businesses is expected to create one of the leading video advertising companies in the US, delivering significant economies of scale, customer base and supply chains to compete with the industry leaders.

Highlights

●	Under the terms of the Offer, each RhythmOne Shareholder will be entitled to receive 28 New Taptica Shares for every 33 RhythmOne Shares held.

●	The Offer is proposed to be effected by means of a Scheme of Arrangement under Part 26 of the Companies Act.

●	Taptica Shareholders and fully diluted RhythmOne Shareholders will hold 50.1% and 49.9% of the Enlarged Group respectively following the completion of the Offer.

●	The Enlarged Group intends to launch a $15 million discretionary share buy back programme immediately following completion of the Offer.

●	Proposed appointment of Ofer Druker as CEO of Taptica, subject to standard regulatory approvals. Ofer Druker will also become the CEO of the Enlarged Group.

●	The Boards of Taptica and RhythmOne will be publishing an investor webcast and presentation today on both the Taptica and RhythmOne websites, at www.tapticainternational.com and www.rhythmone.com.

●

Irrevocable commitments and letters of intent to vote in favour of the proposed merger from shareholders holding 46.6 per cent. of the issued Taptica Shares and 50.95 per cent. of the issued RhythmOne Shares.

●	This announcement should be read in its entirety.

Background to and reasons for the proposed merger

The advertising technology space has seen a significant transition in the way individuals consume media over the last decade. Audiences who previously viewed content on desktop screens have shifted to viewing via mobile devices with rapid growth of consumption for connected TV (“CTV”) platforms and over-the-top media (“OTT”). These alternative platforms promise to be the future of video and offer a compelling proposition for advertisers.

The Enlarged Group is expected to benefit from the following:

●	A significant increase in the scale and profile of its video advertising business, in particular within the United States, which could also create interesting global opportunities.

●

The ability for YuMe (acquired by RhythmOne in February 2018) and Tremor Video (acquired by Taptica in August 2017) to work alongside one another, giving sales teams strong cross-selling opportunities and the potential to further diversify existing revenue streams. Specifically, YuMe has attractive relationships with large-scale premium advertisers and access to premium inventory which could provide the Enlarged Group with valuable reach into CTV media, where RhythmOne has gained important experience over the last few years. Similarly, Taptica believe Tremor Video’s knowledge and existing relationships with premium advertisers and TV data companies would be of commercial benefit to the YuMe sales team.

●	Pushing Tremor Video’s demand-side platform through RhythmMax is expected to generate significant revenue opportunities.

●	The combination of the supply side of RhythmOne and the demand side of Taptica will allow the Enlarged Group to offer a comprehensive, end-to-end technology platform to its customers.

●

Certain of RhythmOne’s assets could be highly complementary to Taptica’s performance business. Performance-based advertising has become increasingly focused on brand protection, deliverability and measurement of KPIs. RhythmOne has strong relationships and agreements in place to access a large supply of media. The Enlarged Group will be able to offer a media platform with the ability to reach a large volume of users and optimise performance based on a technological advantage.

●

Significant infrastructure cost synergies, primarily surrounding the consolidation of service providers, the rationalisation of bandwidth and technology infrastructure and saving the costs currently incurred through RhythmOne’s listing on AIM and from being registered as a foreign private issuer with the U.S. Securities and Exchange Commission.

●

Taptica’s management team’s proven track record in successfully integrating businesses and leveraging established brands within the ad-tech ecosystem, as proven by its successful integration of Tremor Video DSP (demand side platform) acquired in August 2017.

●	The skills and expertise of the combination of both Taptica’s and RhythmOne’s employees will enable the Enlarged Group to grow its overall business.

●

The creation of a cash generative business supported by Taptica’s net cash position as at 31 December 2018 of $54.4 million[1]. As at 30 November 2018, RhythmOne had a net cash position of $18.22 million[2].

Taptica positioned itself via the acquisition of Tremor Video DSP in August 2017 to exploit the changing industry landscape towards video OTT and CTV. CTV is becoming one of the main delivery points for OTT content and is expected to grow as audiences continue to embrace digital streaming over multiple devices. In 2018, it was estimated that the number of CTV users was 182.6 million in the US alone, and this is expected to rise to 204.1 million by 2022, which represents 60.1% of the projected US population‘’3. This expected growth in audience size has given rise to an expected increase in video advertising budgets. It is expected that digital video ad spend will grow in the United States from $17.9 billion in 2018 to $26.93 billion by 2021‘–’4, and across the same period it is expected that digital ad spend will grow from $37.45 billion to $70.66 billion globally5. The Boards of both Taptica and RhythmOne believe that the Enlarged Group will be in a better position as one of the leading video advertising companies in the US to exploit this fast-growing global video advertising space.

Further details regarding the background of the Offer, the recommendation from RhythmOne to its shareholders and intentions for the Enlarged Group can be found in Section 2, parts 3,5 and 10 of this document.

Proposed merger terms

●	Under the terms of the Offer, each RhythmOne Shareholder will be entitled to receive 28 Taptica Shares for every 33 RhythmOne Shares held.

●

Based on the closing mid-market price of a RhythmOne Share of 170.4 pence on the 1 February 2019, being the latest practicable date prior to the release of this Announcement (Latest Practicable Date), the Offer values the entire issued and to be issued ordinary share capital of RhythmOne on a fully diluted basis at approximately £135 million.

i Net Cash is defined by Taptica as “Cash and cash equivalents less short- and long-Term interest-bearing debt including capital and finance leases.”

ii Net Cash defined by RhythmOne as: “Net cash comprises of cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value in addition to marketable securities which are investments in corporate bonds, commercial papers, government bonds, collateralized securities and certificates of deposit net of borrowings under the Company's revolving credit facility.”

iii ‘Connected TV Advertising’ report published by eMarketer August 2018

iv  ‘Q2 2018 Digital Video Trends – Monetization, Audience, Platforms and Content’ report published by eMarketer April 2018

v July 2018 Cowen and Company report "Cowen's Inaugural Midyear Ad Buyer Survey - Ahead Of The Curve Follow Up Series"

●	The terms of the Offer were agreed on the basis of a merger of the two businesses and their respective merits rather than on the current market share price of each respective business.

●

The Offer has been structured such that shares owned by Taptica Shareholders will represent 50.1 per cent. of the Enlarged Group, with the issued and to be issued share capital of RhythmOne representing 49.9 per cent. of the Enlarged Group.

Appointment of a new Chief Executive Officer

The Board of Taptica is pleased to announce that Ofer Druker is expected to become the Chief Executive Officer of Taptica and the Enlarged Group, subject to standard regulatory approvals being received. Mr. Druker is currently the Executive Chairman of the Tremor Video division of Taptica and has been instrumental in the successful integration between Tremor Video and Taptica since it was acquired by Taptica in August 2017.

Mr Druker was the founder and CEO of Matomy Media Group Ltd until April 2017, having built Matomy from its inception in 2007 into a digital media company with revenues of $276.6 million for the full year ended December 2016. Mr Druker was responsible for leading Matomy's most important strategic transactions, including the acquisitions of Team Internet, Media Whiz, Mobfox and Optimatic. Mr Druker is expected to take over from the Company’s Interim CEO, Rivi Bloch, who was appointed shortly after Mr Hagai Tal stepped down from the Board on 5 December 2018. Ms Bloch will continue as CEO of Taptica’s Performance Division.

Taptica would like to reconfirm that the result of the civil court case announced on 3 December 2018 against Hagai Tal, the previous CEO and Executive Director of Taptica, has no impact on Taptica and the Board has no reason to believe there have been any criminal offences conducted by Mr Hagai Tal. Mr Tal is supportive of the proposed merger and has irrevocably undertaken to vote in favour of the resolutions to be proposed at the Taptica General Meeting with regard to his 13.85 per cent. shareholding of Taptica.

The Board of the Enlarged Group (the “Enlarged Group Board”) will be made up of Taptica’s existing board members, with the addition of Ofer Druker as Chief Executive Officer.

Share buy back programme

Taptica announces that it is the intention of the Enlarged Group to launch a $15 million discretionary share buy back programme to purchase shares in the market, commencing immediately following the completion of the proposed merger. The Enlarged Group will instruct finnCap Limited ("finnCap") to manage the buy back on its behalf during the period.

A further announcement will be made shortly following the completion of the proposed merger to detail the launch of the share buy back programme.

Tim Weller, Non-Executive Chairman of Taptica commented:

“Taptica is pleased to announce the proposed merger with RhythmOne in a transaction we believe to be in the best long-term interest of Taptica shareholders. The Enlarged Group is expected to create one of the leading video advertising platforms in the United States and will therefore be well-positioned to exploit the growing demand for OTT and CTV. The Enlarged Group will be able to offer a comprehensive technology platform to its customers with a full demand side and supply side offering to create interesting global opportunities. This, coupled with the Enlarged Group’s global scale of operation, is important to retaining and gaining customers and will enable it to compete with other market leaders in the video advertising space.

“The board of Taptica acknowledges the limited communication with its shareholders whilst Taptica has been in negotiations regarding the proposed merger, which forced Taptica into a closed period and paused the share buy back programme announced on 12 December 2018. Taptica’s management has been working hard on the proposed transaction in order to announce it as soon as possible and ending the period of limited publicly available information.

“Taptica proposes to release its full year figures to 31 December 2018 on 26 March 2019, when it will provide a comprehensive overview of Taptica’s performance in 2018. RhythmOne, as an English public company, is subject to the UK Takeover Code and therefore certain rules are in place that restrict unaudited financial information being made publicly available on the Offeror and Offeree whilst negotiations are in process. Taptica released a brief trading update on 17 January 2019, confirming that it finished the year to 31 December 2018 in line with management expectations; the limited information contained in this statement in comparison to trading updates made in previous years was as a result of these restrictions.

“The Board of the Enlarged Group will update the market regarding the potential synergies and opportunities available to the Enlarged Group shortly after the completion of the merger.”

Commenting on the Offer, Eric Singer, Non-Executive Chairman of RhythmOne, said:

“I believe this transaction best positions RhythmOne for the future. As we look into and plan for our next fiscal year, combining RhythmOne and Taptica addresses the importance of scale in our industry. The transaction also leverages each company’s respective capabilities to provide a more comprehensive product offering, which will, we believe, offer significant revenue synergies, to the benefit of our shareholders and employees.”

This summary should be read in conjunction with, and is subject to, the accompanying full text of this Announcement (including the Appendices) which sets out further details of the Offer and which forms an integral part of this Announcement. Appendix I to this Announcement contains the conditions to, and certain further terms of, the Scheme and the Offer. Appendix II to this Announcement contains further details of the sources of information and bases of calculations set out in this Announcement. Appendix III (RhythmOne Irrevocable Undertakings and Letters Of Intent) and Appendix IV (Taptica Irrevocable Undertakings and Letters of Intent) to this Announcement contains further details of the irrevocable undertakings and letters of intent. Appendix V to this Announcement contains definitions of certain expressions used in this summary and in this Announcement.

For further information or enquiries please contact:

Taptica International Ltd	Tel: +972 3 545 3900

Tim Weller, Non-Executive Chairman Yaniv Carmi, Chief Financial Officer

finnCap Ltd (financial adviser, nominated adviser and broker to Taptica) Jonny Franklin-Adams Henrik Persson James Thompson Hannah Boros	Tel: +44 20 7220 0500

Vigo Communications (PR to Taptica) Jeremy Garcia Antonia Pollock Charlie Neish	Tel: +44 20 7390 0230

RhythmOne Plc Eric Singer, Non-Executive Chairman Mark Bonney, Chief Executive Officer	Tel: +44 20 7383 5100

Whitman Howard (financial adviser and broker to RhythmOne) Nick Lovering Christopher Furness	Tel: +44 20 7659 1234

Disclaimers

finnCap Ltd, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser, nominated adviser and broker to Taptica and no one else in connection with the matters referred to in this Announcement. In connection with these matters, finnCap, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Taptica for providing the protections afforded to the clients of finnCap nor for providing advice in relation to the matters referred to in this Announcement.

Whitman Howard Limited, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser to RhythmOne and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than RhythmOne for providing the protections afforded to clients of Whitman Howard, or for providing advice in connection with the Offer or any other matter referred to in this Announcement.

IMPORTANT NOTICES

Publication of certain documents in connection with the Offer

This Announcement is made pursuant to Rule 2.7 of the Takeover Code and is for information purposes only and is not intended to, and does not, constitute or form part of an offer to sell or invitation to purchase any securities or the solicitation of any vote for approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this Announcement in any jurisdiction in contravention of applicable law.

This Announcement has been prepared for the purpose of complying with the laws of England and Wales, the Takeover Code, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, the AIM Rules and the rules of the London Stock Exchange and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside England and Wales.

The Offer will be made solely through the Scheme Document and the accompanying Forms of Proxy, which will together contain the full terms and conditions of the Offer, including details of how to approve the Offer. Any vote in respect of the Scheme or other response in relation to the Offer should be made only on the basis of the information contained in the Scheme Document.

Overseas jurisdictions

The release, publication or distribution of this Announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. Further details in relation to Overseas Shareholders will be contained in the Scheme Document.

Unless otherwise determined by Taptica or required by the Takeover Code, and permitted by applicable law and regulation, the Offer will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Offer by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Offer disclaim any responsibility or liability for the violation of such restrictions by any person.

Copies of this Announcement and all documents relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this Announcement and all documents relating to the Offer (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the Offer to RhythmOne Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

US investors in RhythmOne

The Offer relates to shares of an English company and is proposed to be effected by means of a scheme of arrangement under English law. A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the US Securities Exchange Act of 1934. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of the US proxy solicitation and tender offer rules. However, if Taptica were to elect to implement the Offer by means of a Takeover Offer, such Takeover Offer will be made in compliance with all applicable laws and regulations, including the US tender offer rules, to the extent applicable. Additionally, the new Taptica Shares to be issued pursuant to the Scheme to RhythmOne Shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof.

Cautionary note regarding forward looking statements

This Announcement contains statements that are or may be deemed to be forward looking with respect to the financial condition, results of operations and business of Taptica and RhythmOne or the Enlarged Group, and certain plans and objectives of the Taptica Board and Taptica. These forward looking statements can be identified by the fact that they are prospective in nature and do not relate to historical or current facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “could”, “would”, “may”, “anticipates”, “estimates”, “synergy”, “cost-saving”, “projects”, “goal” or “strategy” or, words or terms of similar substance or the negative thereof, are forward looking statements. These statements are based on assumptions and assessments made by the Taptica Board or RhythmOne Board in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe appropriate.

These forward looking statements are made as at the date of this Announcement and are not guarantees of future financial performance. Except as expressly provided in this Announcement, they have not been reviewed by the auditors of Taptica or RhythmOne. By their nature, forward looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. All subsequent oral or written forward looking statements attributable to Taptica or RhythmOne or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. Each of Taptica and RhythmOne disclaims any obligation to update any forward looking or other statements contained herein, except as required by applicable law.

No profit forecasts or estimates

No statement in this Announcement is intended as a profit forecast or estimate for any period and no statement in this Announcement should be interpreted to mean that earnings or earnings per ordinary share for Taptica or RhythmOne for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per ordinary share for Taptica or RhythmOne, as the case may be.

Dealing disclosure requirements of the Takeover Code

Under Rule 8.3(a) of the Takeover Code, any person who is interested in one (1) per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the Offer Period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th Business Day following the commencement of the Offer Period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Takeover Code, any person who is, or becomes, interested in one (1) per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror(s) and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4 of the Takeover Code).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the Offer Period commenced and when any offeror was first identified. You should contact the Takeover Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Disclosure in accordance with Rule 2.9 of the Takeover Code

The ordinary shares of RhythmOne are traded on AIM, a market of the London Stock Exchange, with International Securities Identification Number (“ISIN”) GB00BYW0RC64. RhythmOne confirms that as at the close of business on 1 February 2019 (being the last Business Day prior to the date of this Announcement), it had in issue 78,636,522 ordinary shares of 10 pence each; there were no ordinary shares held in treasury. The number of ordinary shares in issue with voting rights is 78,636,522.

The ordinary shares of Taptica are traded on AIM, a market of the London Stock Exchange, with ISIN IL0011320343. Taptica confirms that as at the close of business on 1 February 2019 (being the last Business Day prior to the date of this Announcement), it had in issue 68,583,997 ordinary shares of NIS 0.01 each, along with 8,143,337 shares reclassified as dormant shares under the Israel Companies Law (without any rights attached thereon) which Taptica holds in treasury. The number of ordinary shares in issue with voting rights is 68,583,997.

Information relating to RhythmOne Shareholders

Please be aware that addresses, electronic addresses and certain information provided by RhythmOne Shareholders, persons with information rights and other relevant persons for the receipt of communications from RhythmOne may be provided to Taptica during the Offer Period as requested under Section 4 of Appendix 4 of the Takeover Code to comply with Rule 2.11(c).

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Publication on website, request for hard copy

In accordance with Rule 30.4 of the Takeover Code, a copy of this Announcement together with all information incorporated into this Announcement by reference to another source will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions on Taptica’s or RhythmOne’s websites (www.tapticainternational.com and www.rhythmone.com) by no later than 12.00 noon (London time) on the Business Day following the publication of this Announcement. For the avoidance of doubt, the contents of those websites are not incorporated by reference and do not form part of the Scheme Document or this Announcement.

A hard copy of this Announcement together with all information incorporated in this Announcement by reference to another source will not be sent to investors. You may request a hard copy of this Announcement (and any information incorporated by reference in this Announcement) by phoning tel: +44 (0)20 7390 0230 during business hours or by submitting a request in writing to Vigo Communications Ltd at 40 Piccadilly, London, W1J 0DR or taptica@vigocomms.com. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00 a.m. - 5.30 p.m., Monday to Friday excluding public holidays in England and Wales. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. The helpline cannot provide advice on the merits of the Offer nor give any financial, legal or tax advice. It is important that you note that unless you make a request, a hard copy of this Announcement and any such information incorporated by reference in it will not be sent to you. You may also request that all future documents, announcements and information to be sent to you in relation to the Offer should be in hard copy form.

Status of announcement

This Announcement does not constitute a prospectus or prospectus equivalent document.

SECTION 2

THIS ANNOUNCEMENT, INCLUDING THE APPENDICES, AND THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

This Announcement contains inside information for the purposes of the Market Abuse Regulation (EU 596/2014). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

4 February 2019

RECOMMENDED OFFER

for

RhythmOne plc

by

Taptica INTERNATIONAL Ltd

to be effected by means of a Scheme of Arrangement under Part 26 of the Companies Act

1	Introduction

The Board of Directors of Taptica is pleased to announce that it has reached agreement with the Board of Directors of RhythmOne on the terms of a recommended offer to be made by Taptica to acquire the entire issued and to be issued ordinary share capital of RhythmOne. It is intended that the Offer will be implemented by means of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act.

This Announcement explains the background to the Offer and the reasons why the RhythmOne Directors have unanimously agreed to recommend that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and RhythmOne Shareholders vote in favour of the Resolutions at the General Meeting.

2	The Offer

Although it is intended that the Offer will be effected by means of a Scheme, Taptica reserves the right, subject to the consent of RhythmOne and the Takeover Panel, or in certain circumstances without the consent of RhythmOne, to implement the Offer by way of a Takeover Offer rather than by way of a Scheme and to make appropriate amendments to the terms of the Offer in order to do so. The Scheme will be subject to the Conditions and further terms set out in the Scheme Document.

If the Scheme becomes effective in accordance with its terms, each RhythmOne Shareholder on the register of members at the Scheme Record Time will be entitled to receive:

28 New Taptica Shares for every 33 RhythmOne Shares held

The Offer values the entire issued and to be issued ordinary share capital of RhythmOne at approximately £135 million based on the Closing Price of £1.980 per Taptica Share on 1 February 2019 (being the Latest Practicable Date). This Offer value will change based upon the performance of Taptica Share price up until the date the Offer completes.

If any dividend or other distribution or return of value is proposed, declared, made, paid or becomes payable by RhythmOne in respect of the RhythmOne Shares on or after the date of this Announcement and prior to the Scheme becoming Effective, Taptica will have the right to reduce the value of the consideration payable for each RhythmOne Share by up to the amount per RhythmOne Share of such dividend, distribution or return of value. If any dividend or other distribution or return of value is proposed, declared, made, paid or becomes payable by Taptica in respect of the Taptica Shares on or after the date of this Announcement and prior to the Scheme becoming Effective, RhythmOne will have the right to pay an equalising dividend to its shareholders.

The number of New Taptica Shares expected to be issued pursuant to the terms of the Scheme is 68,340,888. The Offer is expected to result in Scheme Shareholders owning 49.9 per cent. of the Enlarged Taptica Share Capital. The New Taptica Shares will be allotted and issued credited as fully paid and will rank pari passu in all respects with the existing Taptica Shares in issue at the time the New Taptica Shares are allotted and issued pursuant to the Scheme, including the right to receive and retain dividends and other distributions declared, made or paid by reference to a record date falling after the Scheme Effective Date.

The allotment and issue of the New Taptica Shares are conditional on the passing at the Taptica General Meeting of such resolution or resolutions as are necessary to allot the new securities on a non-pre-emptive basis. It is expected that the notice of the Taptica General Meeting will be posted to Taptica Shareholders as soon as is reasonably practicable and before the publication of the Scheme Document. Application will be made for the admission of the New Taptica Shares to trading on AIM. It is expected that Admission will become effective and that trading in the New Taptica Shares will commence at 7:00 a.m. on the Business Day following the Scheme Effective Date, which, subject to the satisfaction of certain conditions, including the sanction of the Scheme by the Court, is expected to occur on 3 April 2019.

The Scheme requires, amongst other things, the approval of Scheme Shareholders at the Court Meeting and of RhythmOne Shareholders at the General Meeting. Scheme Shareholders and RhythmOne shareholders are strongly encouraged to vote at the relevant Meeting in person or by proxy.

The purpose of the Court Meeting is to allow Scheme Shareholders to consider and, if thought fit, approve the Scheme. At the Court Meeting, voting will be by way of a poll and each Scheme Shareholder present in person or by proxy will be entitled to one vote for each Scheme Share held. The resolutions at the Court Meeting must be approved by a majority in number of the holders of Scheme Shares present and voting, either in person or by proxy, representing 75 per cent. or more of the voting rights held by those Scheme Shareholders.

The General Meeting will be convened to consider and, if thought fit, to pass special resolutions (which require votes in favour representing not less than 75 per cent. of the votes attached to the RhythmOne Shares voted at the General Meeting) to amend the RhythmOne Articles and to re-register RhythmOne as a private limited company.

The Scheme is conditional upon the sanction of the Scheme by the Court and the passing of any resolutions at the General Meeting required to give effect to the Scheme (but for the avoidance of doubt, the Scheme is not conditional upon the passing of the resolution to approve the re-registration of RhythmOne as a private limited company.

It is expected that (subject to satisfaction or (where applicable) waiver of the Conditions) the Court Hearing to sanction the Scheme will be held on or about 29 March 2019 and that the Scheme will become effective in accordance with its terms on or about 3 April 2019, upon a copy of the Court Order being delivered to the Registrar of Companies for registration.

If the Scheme becomes effective in accordance with its terms, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or General Meeting (and, if they attended and voted, whether or not they voted in favour), and all of the Scheme Shares will be transferred to Taptica. RhythmOne will therefore become a wholly-owned subsidiary of Taptica.

3	Recommendation by RhythmOne Directors

The RhythmOne Directors, who have been so advised by Whitman Howard as to the financial terms of the Offer, consider the proposals described in this Announcement to be fair and reasonable and in the best interests of RhythmOne and RhythmOne Shareholders as a whole. In providing advice to the RhythmOne Directors, Whitman Howard has taken into account the commercial assessments of the RhythmOne Directors. Whitman Howard is providing independent financial advice to the RhythmOne Directors for the purposes of Rule 3 of the Takeover Code.

Accordingly, the RhythmOne Directors have unanimously agreed to recommend that RhythmOne Shareholders vote or procure votes in favour of the Scheme at the Court Meeting and the Resolutions at the General Meeting, and Mr Eric Singer (being a RhythmOne Director who holds RhythmOne Shares), and his related interests have irrevocably undertaken to do so in respect of their beneficial holding of 4,057,323 RhythmOne Shares, representing approximately 5.16 per cent. of the existing ordinary share capital of RhythmOne. Mr John Mutch (being a RhythmOne Director who holds RhythmOne shares), has also irrevocably undertaken to do so in respect of his own beneficial holding of 15,294 RhythmOne Shares, representing approximately 0.02 per cent. of the existing ordinary share capital of RhythmOne. Further details of these irrevocable undertakings are contained in paragraph 7 (RhythmOne Irrevocable undertakings and letters of intent) below. 6

4	Recommendation by Taptica Directors

The Taptica Board believes the Offer and the resolutions to be proposed at the Taptica General Meeting to be in the best interests of Taptica and Taptica Shareholders as a whole.

Accordingly, the Taptica Directors intend to recommend unanimously that Taptica Shareholders vote in favour of the resolutions to be proposed at the Taptica General Meeting. Such recommendation will be contained in the circular to Taptica Shareholders convening the Taptica General Meeting which will be sent to Taptica Shareholders prior to publication of the Scheme Document. Taptica Shareholders are urged to read the circular in full.

5	Background to, and reasons for, the Offer

The Taptica executive management team expect the growth of subscription-based video and over-the-top media services (“OTT”) to continue. CTV is becoming one of the main delivery points for OTT content and is expected to grow as audiences continue to embrace digital streaming over multiple devices. In 2018, it was estimated that the number of CTV users was 182.6 million in the US alone, and this is expected to rise to 204.1 million by 2022, which represents 60.1% of the projected US population‘’7. This expected growth in audience size has given rise to an expected increase in video advertising budgets. It is expected that digital video ad spend will grow in the United States from $17.9 billion in 2018 to $26.93 billion’–’8 by 2021 and across the same period, it is expected that digital ad spend will grow from $37.45 billion to $70.66 billion globally9. The combination of Taptica and RhythmOne is expected to create one of the leading video advertising companies in the US and will place the Enlarged Group in a position to exploit the fast-growing global video advertising space.

vii ‘Connected TV Advertising’ report published by eMarketer April 2018

Taptica previously exploited this trend towards OTT and CTV within the eco-system by acquiring Tremor Video’s Demand-Side Platform (“DSP”) in August 2017 to give Taptica a significant footprint in the US. The acquisition of Tremor Video DSP in August 2017, and the acquisition of Adinnovation in Japan in July 2017, evidences the proven track record of Taptica’s executive and senior management team in successfully integrating businesses and leveraging established brands within the ad-tech ecosystem. The Taptica Directors acknowledge that RhythmOne’s brand advertising exchange, RhythmMax, would be a valuable asset to the Enlarged Group. It has connections to multiple supply streams with a very strong technology base including proprietary brand safety technology. By pushing Tremor Video’s demand-side platform through RhythmMax, the Taptica Directors expect to enjoy significant revenue synergies.

The Taptica Directors believe that RhythmOne’s recent acquisition, YuMe, has attractive relationships with large-scale premium advertisers, access to premium inventory and could provide the Enlarged Group with valuable size and reach into CTV media where RhythmOne has gained important experience over the last few years. Similarly, Tremor Video’s knowledge and existing relationships with its TV data companies would be of great benefit to the YuMe sales team. The ability for YuMe and Tremor Video to work alongside one another will give the sales teams strong cross selling opportunities and further diversify existing revenue streams.

The Taptica Directors believe that the scale of the Enlarged Group’s video advertising business would significantly increase the profile of its video advertising business in the US in particular and could also create interesting global opportunities.

The Taptica Directors also believe that certain assets of RhythmOne’s business could be highly complementary to Taptica’s performance business. Performance based advertising has become increasingly focused on brand protection, deliverability and measurement of KPIs, which all require the supply of big volumes of available media sources to distribute the advertising. RhythmOne provides a large supply of media sources and has agreements in place to protect this supply. The Enlarged Group will therefore be able to offer a media platform with the ability to reach a large volume of users and optimise performance, based on technological advantage.

The combination of the supply side of RhythmOne and demand side of Taptica will allow the Enlarged Group to offer a comprehensive tech stack to its customers.

Alongside the clear strategic rationale for the combination of Taptica and RhythmOne, the Taptica Directors expect to be able to capitalise on significant infrastructure cost synergies, primarily surrounding the consolidation of service providers, the rationalisation of bandwidth and technology infrastructure and saving the costs currently incurred by RhythmOne in maintaining its quotation on AIM and from being registered as a foreign private issuer with the SEC.

viii’Q2 2018 Digital Video Trends – Monetization, Audience, Platforms and Content’ report published by eMarketer April 2018

ix July 2018 Cowen and Company report "Cowen's Inaugural Midyear Ad Buyer Survey - Ahead Of The Curve Follow Up Series"

Taptica recognises the talent of the existing RhythmOne employees and management and believes that the combined skills and knowledge of the two groups’ employees will allow the Enlarged Group to grow its overall business.

6	Background to, and reasons for, the recommendation by the RhythmOne Directors

2018 was a period of significant change for RhythmOne, commencing with the acquisition of YuMe, which completed on 2 February 2018, and continuing with significant changes in the composition of the board and management teams. During this time, RhythmOne achieved significant improvements in its revenue, gross profit and adjusted EBITDA in its Interim Statement.  RhythmOne’s net cash as at 30 September was $12.045 million The RhythmOne Directors believe that RhythmOne is in a good financial position and, as stated in the Interim Statement, the management team is focused on driving efficiency in the business with the objective of progressive profitability on an Adjusted EBITDA basis.  Consequently, the RhythmOne Directors would only consider recommending an offer if they believed that it delivered significant benefits to shareholders.

The RhythmOne Directors are very familiar with Taptica and would note that there is significant commonality in the activities of the two companies, both of which operate in the advertising technology (‘Ad Tech’) sector. The RhythmOne Directors have high regard for the management team of Taptica and the quality of its products and services. In addition, the RhythmOne Directors believe that there will be material synergies available from a combination of the two companies and from the additional scale of the Enlarged Group, which will be approximately twice the size of RhythmOne. In particular, the RhythmOne Directors believe that there will be revenue synergies arising from improved relationships with suppliers. The Enlarged Group will also have a diversified portfolio of bespoke products that use proprietary intellectual property (including RhythmOne’s demand-side products and RhythmGuard and Taptica’s Tremor Video products), which have numerous complementary applications, and which will combine to form a product offering that covers multiple delivery channels and methodologies.

The RhythmOne Directors also note the rapid rate of change in the advertising technology sector and the competitive environment, which includes much larger companies. They believe that consolidation will continue in the sector and that there are benefits in scale, as well as in retaining a listing, which will, in the opinion of the RhythmOne Directors, provide access to capital and the ability to use equity towards further acquisitions. In this regard, they note that the historic growth of both Taptica and RhythmOne has largely resulted from successful acquisitions.

The RhythmOne Directors note that its commercial progress has not been reflected in share price progression over the past 18 months. They believe that the Offer will deliver an executive management team that is capable of delivering value to shareholders, and of interacting with the London-based shareholders more effectively than has been possible to date. The Enlarged Group will have a strong balance sheet and the RhythmOne Directors note that Taptica reported a net cash balance of $54.4 million as at 31 December 2018.

7	RhythmOne irrevocable undertakings and letters of intent

Mr Eric Singer (a RhythmOne Director who holds RhythmOne Shares) and his related interests have irrevocably undertaken to vote in favour of the Scheme at the Court Meeting and the Resolutions at the General Meeting in respect of his own RhythmOne Shares, being in aggregate a total of 4,057,323 RhythmOne Shares, representing approximately 5.16 per cent. of the existing ordinary share capital of RhythmOne in issue on 1 February 2019 (being the Latest Practicable Date).

Mr John Mutch (a RhythmOne Director who holds RhythmOne Shares) has irrevocably undertaken to vote in favour of the Scheme at the Court Meeting and the Resolutions at the General Meeting in respect of his own RhythmOne Shares, being in aggregate a total of 15,294 RhythmOne Shares, representing approximately 0.02 per cent. of the existing ordinary share capital of RhythmOne in issue on 1 February 2019 (being the Latest Practicable Date).

The irrevocable undertakings referred to above will remain in full force and effect unless the Scheme Document is not despatched to RhythmOne Shareholders within twenty eight days (or such longer period as the Takeover Panel may agree, being not more than six weeks) after the date of this Announcement.

Taptica has also received irrevocable undertakings from Toscafund Asset Management LLP to vote in favour of the Scheme at the Court Meeting and the Resolutions at the General Meeting in respect of a total of 19,216,908 RhythmOne Shares, representing approximately 24.44 per cent. of the existing ordinary share capital of RhythmOne in issue on 1 February 2019 (being the Latest Practicable Date).

The obligations of the shareholder referred to above under their undertakings shall lapse if the Offer is withdrawn or lapses; the recommendation by the Taptica directors of the Offer is withdrawn; this Announcement is not released on or prior to 28 February 2019; or if the Offer Document is not despatched to the shareholders of RhythmOne within twenty eight days (or such longer period as the Panel on Takeovers and Mergers may agree, being not more than six weeks) after the date of this Announcement.

Furthermore, Taptica has received a letter of intent from Lombard Odier Asset Management (Europe) Limited and River and Mercantile Asset Management to vote in favour of the Scheme at the Court Meeting and the Resolutions at the General Meeting in respect of a total of 16,778,948 RhythmOne Shares, representing approximately 21.34 per cent. of the existing ordinary share capital of RhythmOne in issue on 1 February 2019 (being the Latest Practicable Date).

In aggregate, therefore, irrevocable undertakings and letters of intent to vote in favour of the Scheme at the Court Meeting and the Resolutions at the General Meeting have been received in respect of a total of 40,068,473 RhythmOne Shares, representing approximately 50.95 per cent. of the existing ordinary share capital of RhythmOne in issue on 1 February 2019 (being the Latest Practicable Date).

Further details of these irrevocable undertakings and letters of intent will be set out in the Scheme Document and are set out in Appendix III (RhythmOne Irrevocable Undertakings and Letter of Intent) of this Announcement. Copies of the irrevocable undertakings will be put on display on RhythmOne’s website (https://investor.rhythmone.com/) from 12 noon on 5 February 2019 until the Scheme Effective Date.

8	Taptica irrevocable undertakings and letter of intent

Mr Tim Weller, Mr Yaniv Carmi, Mr Neil Jones and Mr Ronni Zehavi (Taptica Directors who hold Taptica Shares) have irrevocably undertaken to vote in favour at the Taptica General Meeting in respect of their Taptica Shares, being in aggregate a total of 246,006 Taptica Shares, representing approximately 0.36 per cent. of the existing ordinary share capital of Taptica in issue on 1 February 2019 (being the Latest Practicable Date).

The irrevocable undertakings referred to above will remain in full force and effect unless the Scheme Document is not despatched to RhythmOne Shareholders within twenty eight days (or such longer period as the Takeover Panel, being not more than six weeks) after the date of this Announcement.

RhythmOne has also received irrevocable undertakings from each of Hagai Tal and Ehud Levy to vote in favour of the Resolutions at the Taptica General Meeting in respect of a total of 14,301,268 Taptica Shares, representing approximately 20.85 per cent. of the existing ordinary share capital of Taptica in issue on 1 February 2019 (being the Latest Practicable Date).

The obligations of the two shareholders referred to above under their undertakings shall lapse if the Offer is withdrawn or lapses; the recommendation by the RhythmOne directors of the Offer is withdrawn; this Announcement is not released on or prior to 28 February 2019; or if the Offer Document is not despatched to the shareholders of the Offeree within twenty eight days (or such longer period as the Panel on Takeovers and Mergers may agree, being not more than six weeks) after the date of this Announcement.

Furthermore, RhythmOne has received letters of intent from Schroders Investment Management Limited and River and Mercantile Asset Management to vote in favour of the Resolutions at the Taptica General Meeting in respect of a total of 17,401,723 Taptica Shares, representing approximately 25.37 per cent. of the existing ordinary share capital of Taptica in issue on 1 February 2019 (being the Latest Practicable Date).

In aggregate, therefore, irrevocable undertakings and letters of intent to vote in favour of the Resolutions at the Taptica General Meeting have been received in respect of a total of 31,948,997 Taptica Shares, representing approximately 46.6 per cent. of the existing ordinary share capital of Taptica in issue on 1 February 2019 (being the Latest Practicable Date).

Further details of these irrevocable undertakings and letters of intent will be set out in the Scheme Document and are set out in Appendix IV (Taptica Irrevocable Undertakings and Letter of Intent) of this Announcement. Copies of the irrevocable undertakings will be put on display on Taptica’s website (www.tapticainternational.com) from 12 noon on 5 February 2019 until the Scheme Effective Date.

9	RhythmOne’s current trading

In its interim results for the six months to 30 September 2018, which were announced on 13 December 2018 (the "Interim Statement"), RhythmOne reported revenue of $175.4 million (equivalent figure for the six months to 30 September 2017: $114.5 million) and adjusted EBITDA (defined as loss for the period, adjusted to exclude finance income and expense, taxation, depreciation and amortization, share based payments, exceptional items, which include acquisition related costs, restructuring and severance costs, settlement of litigation, fair value adjustments and unrealized foreign exchange gain and loss) of $20.5 million (2017: $8.2 million).

In the Interim Statement, RhythmOne stated: "RhythmOne anticipates continued year-over-year revenue growth throughout the balance of FY2019, led by its programmatic capabilities and prior acquisitions. RhythmOne continues to trade in line with consensus forecast revenue and adjusted EBITDA is in line with consensus forecast EBITDA." The RhythmOne Directors have considered this statement and confirm that it remains valid, has been properly compiled on the basis of a review of current trading and on a basis that is consistent with RhythmOne's accounting policies.	2.7(c)(iv)

RhythmOne confirms that as at 30 November 2018, it had a net cash position of $18.22 million10. As a result of its business activities, RhythmOne generally experiences seasonal increases in revenue in the fourth quarter of the calendar year, reflecting customer advertising activity in the run-up to Christmas. Associated cash collection terms are, in many cases, approximately 90 days after invoice and consequently, cash associated with these revenues would expect to be collected in the first calendar quarter (January - March). If this proves to be the case, the RhythmOne Directors would expect to report a higher level of net cash at the yearend balance sheet date than that for the interim balance sheet date.  However, it is expected that RhythmOne, as a standalone company would continue to experience material fluctuations in its cash position on an ongoing basis.

10.	Management, employees and locations of business of RhythmOne and Taptica

For the reasons set out in the section entitled "Background to, and reasons for, the Offer set out above, Taptica sees clear long-term strategic benefit to all stakeholders by the combination of these two complementary businesses.

Taptica believes that the Offer will generate significant new business opportunities and that these will, in a fast-moving market, quickly influence the future strategic plans of the combined business. Taptica believes that the cash generative nature expected of the Enlarged Group and the expertise of its highly skilled employee base will enable a substantial investment in developing a market-leading technology proposition.	2.7(c)(iv)

Taptica intends that Ofer Druker will serve as Chief Executive Officer of the Enlarged Group, subject to regulatory approvals being received. Mr Druker will lead a detailed assessment of the RhythmOne business following completion of the Offer, for the purpose of integration and strategic planning.	2.7(c)(iv)

Taptica announces that it is the intention of the Enlarged Group to launch a $15 million discretionary share buy back programme to purchase shares in the market, commencing immediately following the completion of the proposed merger. The Enlarged Group will instruct finnCap Limited ("finnCap") to manage the buy-back on its behalf during the period.

Taptica has a high regard for the achievements of RhythmOne's employees and management and has no intention that the integration of RhythmOne into the Enlarged Group will materially change the existing business of RhythmOne. It is intended that RhythmOne will continue to operate in materially the same way following completion of the Offer with the benefit of a revitalised management team drawn from across the two businesses. Other than the expected resignation of the existing RhythmOne Directors, there is no intention to materially reduce headcount within the Taptica or RhythmOne businesses. Accordingly, no material change in the balance of skills and functions of the workforce of the Enlarged Group is expected. Taptica notes that there has historically been a significant degree of employee turnover within the RhythmOne business.
2.7(c)(iv)Note 1(a) (iii)
The headquarters of the Enlarged Group will be at Taptica’s headquarters in Tel Aviv. The Enlarged Group will retain RhythmOne’s office in San Francisco, but it is expected that where Taptica and RhythmOne have offices in the same states in the United States, then (where possible and desirable) these will be consolidated. This is not intended to materially affect the headcount of the staff in either headquarter/ main office.	2.7(c)(iv)Note 1(a) (ii)

x Net Cash defined by RhythmOne as: “Net cash comprises of cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value in addition to marketable securities which are investments in corporate bonds, commercial papers, government bonds, collateralized securities and certificates of deposit net of borrowings under the Company's revolving credit facility.”

Taptica has given assurances to RhythmOne that the existing employment and pension rights of its employees will be fully safeguarded in accordance with applicable law. RhythmOne does not maintain any defined benefit pension schemes. Taptica has not entered into, and has not had discussions on, proposals to enter into any form of incentivisation arrangements with members of RhythmOne's management nor will it have any such discussions, before completion of the Offer. It is the intention to put in place appropriate management incentivisation arrangements following completion of the Offer.	2.7(c)(iv)Note 1(a) (iv)

Taptica's intention is to seek the cancellation of the admission to trading on AIM of RhythmOne and to deregister from the SEC. Taptica expects each RhythmOne Director to resign from their office as directors of RhythmOne on completion of the Offer.	2.7(c)(iv)Note 1(a) (vi)

Other than as described above, no other changes are envisaged with regard to the balance of skills and functions of RhythmOne's employees or management, no material changes to the conditions of employment of RhythmOne's employees nor to the research and development functions or the fixed assets of RhythmOne.	2.7(c)(iv)Note 1(a) (i) & (ii) & (v)

Taptica has significant experience of change management and believes that integration of the two businesses can be achieved without significant disruption to either business. Accordingly, other than as described above, the Offer is not expected to have any impact on Taptica and its existing business.	2.7(c)(iv)Note 1(c)

In accordance with Rule 2.11 of the Takeover Code, RhythmOne will make available to its employees a copy of this Announcement and will inform its employees of the rights of any employee representatives under Rule 25.9 of the Takeover Code to require that a separate opinion of any employee representatives on the effects of the Scheme on employment be appended to the Scheme Document. If and to the extent that RhythmOne is provided with an opinion from the employee representatives after the date of publication of the Scheme Document, RhythmOne will publish that opinion in accordance with Rule 25.9 of the Takeover Code.

11	Structure of the Offer

It is intended that the Offer be implemented by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act. The purpose of the Scheme is to provide for Taptica to become the owner of the whole of the issued and to be issued ordinary share capital of RhythmOne. This is to be achieved by the transfer of the RhythmOne Shares to Taptica, in consideration for which the RhythmOne Shareholders will receive consideration in the form of New Taptica Shares as set out in paragraph 2 (The Offer) above and the treatment of the RhythmOne Options and RhythmOne RSUs as set out in paragraph 13 (RhythmOne Options and RhythmOne RSUs holders) below.

The Scheme will be put to Scheme Shareholders at the Court Meeting and to RhythmOne Shareholders at the General Meeting. In order to become effective, the Scheme must be approved by a majority in number of the Scheme Shareholders voting at the Court Meeting, either in person or by proxy, representing at least 75 per cent. of the voting rights held by those Scheme Shareholders. The implementation of the Scheme must also be approved by Scheme Shareholders at the General Meeting. Should the Resolutions not be passed, the Scheme will lapse.

12	Conditions	2.7(c)(iii)

The Scheme is subject to the Conditions and further terms set out in Appendix I (Conditions to the implementation, and further terms, of the Scheme and the Offer) to this Announcement and to be set out in the Scheme Document.

Subject to satisfaction (or, where applicable, waiver) of the Conditions, the Scheme is expected to become effective in accordance with its terms by 3 April 2019.

The Offer will lapse if (inter alia) the following do not occur:

●

the Court Meeting, the General Meeting and the Court Hearing are not held by the 22nd day after the expected date of such Meetings to be set out in the Scheme Document (or such later date as may be agreed between RhythmOne and Taptica);

●	the Scheme does not become Effective by the Long Stop Date,

provided however, that the deadlines for the timing of the Court Meeting, the General Meeting, the Court Hearing and for the Scheme to become Effective as set out above may be waived by Taptica.

Further details of the Scheme, including an indicative timetable for its implementation, notices of the Court Meeting and the General Meeting and the action to be taken by RhythmOne Shareholders will be set out in the Scheme Document.

Upon the Scheme becoming Effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting and the General Meeting.

13	RhythmOne Options and RhythmOne RSUs

As at the close of business on 1 February 2019 (being the Latest Practicable Date), there are (i) 849,325 RhythmOne Shares to be issued upon exercise of outstanding RhythmOne Options and (ii) 1,058,776 RhythmOne Shares to be issued upon vesting of outstanding RhythmOne RSUs. The RhythmOne Options and RhythmOne RSUs do not provide for change of control acceleration and will be rolled over into equivalent options and RSUs over Taptica Shares except for 239,520 RhythmOne RSUs held by Mark Bonney, RhythmOne’s Chief Executive Officer, all of which will accelerate upon consummation of the Offer.

As at the close of business on 1 February 2019 (being the Latest Practicable Date), there are (i) 9,353,010 Taptica Shares to be issued upon exercise of outstanding allocated Taptica Options and (ii) 883,750 Taptica Shares to be issued upon vesting of outstanding Taptica RSUs.

Appropriate proposals will be made to RhythmOne Share Scheme Participants. Such persons will be sent separate letters in due course explaining the effect of the Offer on the RhythmOne Options and/or RhythmOne RSUs granted to them under the RhythmOne Equity Incentive Plans and setting out the specific proposals being made in respect of their outstanding the RhythmOne Options and/or RhythmOne RSUs in connection with the Scheme.

Details of the effect of the Offer on such outstanding RhythmOne Options and RhythmOne RSUs will be set out in the Scheme Document.

14	Agreements or arrangements re pre-condition or a condition

14.1	Confidentiality and non-disclosure agreement

On 15 August 2018, Taptica and RhythmOne entered into a confidentiality and non-disclosure agreement (the “Confidentiality Agreement”) in a customary form in relation to the Offer, pursuant to which they each undertook, subject to certain exceptions, to keep information relating to each other confidential and not to disclose it to third parties. The confidentiality obligations remain in force until the third anniversary of the date of the agreement.	2.7(c)(xi)

14.2	The Co-operation Agreement

On 3 February 2019, Taptica and RhythmOne entered into a co-operation agreement (the “Co-operation Agreement”) under which:

●	Taptica has agreed to secure the regulatory clearances and authorisations necessary to satisfy the regulatory conditions relating to the acquisition of RhythmOne by Taptica; and

●

Taptica and RhythmOne have each agreed to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorisations.

The Co-operation Agreement records the parties' intention to implement the acquisition by means of a scheme of arrangement, subject to the ability of Taptica to implement the acquisition by way of an offer with the consent of the Takeover Panel and (other than in certain circumstances set out in the co-operation agreement) RhythmOne’s prior written consent.

The Co-operation Agreement will terminate in certain circumstances, including if the Scheme does not become effective by 30 April 2019 or such later date as may be agreed in writing by Taptica and RhythmOne (with the Panel's consent and (if such approval is required) as the Court may approve).

2.7(c)(v)

15	Disclosure of interests

For the purposes of this paragraph 15 (Disclosure of interests):

“acting in concert” has the meaning given to it in the Takeover Code;

“arrangement” includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to securities which may be an inducement to deal or refrain from dealing;

“dealing” has the meaning given to it in the Takeover Code;

“derivative” has the meaning given to it in the Takeover Code;

“interest” or “interests” in relevant securities shall have the meaning given to it in the Takeover Code and references to interests of the Taptica Directors or interests of RhythmOne Directors in relevant securities shall include all interests of any other person whose interests in shares the Taptica Directors or, as the case may be, the RhythmOne Directors, are taken to be interested in pursuant to section 252 of the Companies Act;

“relevant Taptica securities” mean relevant securities (such term having the meaning given to it in the Takeover Code in relation to an offeree) of Taptica including equity share capital of Taptica (or derivatives referenced thereto) and securities convertible into, rights to subscribe for and options (including traded options) in respect thereof; and

“relevant RhythmOne securities” mean relevant securities (such term having the meaning given to it in the Takeover Code in relation to an offeree) of RhythmOne including equity share capital of RhythmOne (or derivatives referenced thereto) and securities convertible into, rights to subscribe for and options (including traded options) in respect thereof.

Interests in RhythmOne Shares

Taptica does not hold any RhythmOne Shares. Taptica confirms that no other holding of RhythmOne Shares is required to be disclosed by it under Rule 8.1(a) of the Takeover Code.

As at the close of business on1 February 2019 (being the Latest Practicable Date), neither Taptica nor any of the Taptica Directors nor, so far as the Taptica Directors are aware, any person acting, or deemed to be acting, in concert with Taptica:

●	had an interest in, or right to subscribe for, relevant securities of RhythmOne;

●

had any short position in (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of, relevant securities of RhythmOne; or

●	had borrowed or lent any RhythmOne Shares.

Furthermore, no arrangement exists with Taptica or any person acting in concert with Taptica in relation to RhythmOne Shares.

As at the close of business on 1 February 2019 (being the Latest Practicable Date), the RhythmOne Directors and persons acting in concert with the RhythmOne Directors held the following interests in, or rights to subscribe in respect of, relevant RhythmOne securities: 11

Name	No. of RhythmOne Shares	No. of RhythmOne Options exercisable over RhythmOne Shares	No. of Restricted Stock Units over RhythmOne Shares
Eric Singer	33,999	-	-

John Mutch	15,294	-	-

Mark Bonney	-	-	239, 520

Mr Singer holds an indirect interest in 4,023,324 voting rights in RhythmOne shares as the managing member of VIEX Capital Advisers, LLC, a Delaware – incorporated investment management entity that manages the assets of certain affiliated funds.

The RhythmOne Options and RhythmOne RSUs do not provide for change of control acceleration and will be rolled over into equivalent options and RSUs over Taptica Shares except for 239,520 RhythmOne RSUs held by Mark Bonney, all of which will accelerate upon consummation of the Offer.

Save in respect of the irrevocable undertakings and letters of intent referred to in paragraph 7 above, as at the close of business on 1 February 2018 (being the last practicable date prior to the date of this Announcement), neither Taptica, nor any of its directors, nor, so far as Taptica is aware, any person acting in concert (within the meaning of the Takeover Code) with it has: (i) any interest in or right to subscribe for any relevant securities RhythmOne; (ii) any short positions in respect of relevant RhythmOne Shares (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery; (iii) any dealing arrangement of the kind referred to in Note 11 on the definition of acting in concert in the Takeover Code, in relation to RhythmOne Shares or in relation to any securities convertible or exchangeable into RhythmOne Shares; nor (iv) borrowed or lent any relevant RhythmOne Shares (including, for these purposes, any financial collateral arrangements of the kind referred to in Note 4 on Rule 4.6 of the Takeover Code), save for any borrowed shares which had been either on-lent or sold.

Interests in Taptica Shares

As at the close of business on 1 February 2019 (being the Latest Practicable Date), neither RhythmOne nor any of the RhythmOne Directors nor, so far as the RhythmOne Directors are aware, any person acting, or deemed to be acting, in concert with RhythmOne:

●	had an interest in, or right to subscribe for, relevant securities of Taptica;

●

had any short position in (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of, relevant securities of Taptica; or

●	had borrowed or lent any Taptica Shares.

Furthermore, no arrangement exists with RhythmOne or any person acting in concert with RhythmOne in relation to Taptica Shares.

16	Cancellation and re-registration

Prior to the Scheme becoming Effective, application will be made to AIM for the cancellation of the admission of the RhythmOne Shares to trading on AIM on the first Business Day following the Effective Date. It is intended the last day of dealings in, and for registration of transfers of, RhythmOne Shares will be 28 March 2019, being the Business Day prior to the Court Hearing, following which the RhythmOne Shares will be temporarily suspended from AIM and no transfers of RhythmOne Shares will be registered after this date. Prior to the Scheme Effective Date, it is further intended that a request will be made to the London Stock Exchange to cancel the admission to trading of RhythmOne Shares on AIM upon (or shortly after) the Scheme Effective Date.

On the Scheme Effective Date, the share certificates in respect of RhythmOne Shares will cease to be valid and entitlements to RhythmOne Shares held in CREST will be cancelled. It is intended that, following the Scheme Effective Date, and after the RhythmOne Shares have been de-listed, RhythmOne will be re-registered as a private company.

The RhythmOne Shares will be de-registered from SEC shortly following the Scheme Effective Date or earlier as allowed by the rules of the SEC.

17	New Taptica Shares

Once the Scheme has become effective in accordance with its terms, the New Taptica Shares will be allotted to Scheme Shareholders.

Taptica Shares are admitted to trading on AIM. An application will be made for the New Taptica Shares to be admitted to trading on AIM and it is intended that Admission of the New Taptica Shares will become effective on the Business Day following the Scheme Effective Date. The Enlarged Group will retain the name Taptica International Ltd.

18	Proposed Remuneration Packages

It is the intention of the Taptica Directors to implement a new equity incentive package (“New Taptica Management Incentive Scheme”), which will comprise options or RSUs over 11,772,932 Taptica Shares which equates to 8 per cent of the fully diluted share capital of the Enlarged Group, should the Offer be completed (“New Awards”). The adoption of the New Taptica Management Incentive Scheme will be inter-conditional with the Offer completing and is subject to a vote by Taptica Shareholders at the Taptica General Meeting. The New Taptica Management Incentive Scheme is key in aligning key current and new personnel with the future growth of the Enlarged Group and providing attractive incentivisation for any key current and new senior hires into the Enlarged Group. It is expected that half of the package would have performance-based metrics relating to the Enlarged Group’s earnings per share, cash conversion and total shareholder return as determined by the Remuneration Committee of the Enlarged Group, split equally over a three-year period, with the other half vesting equally on a time basis for two years post grant. The New Awards are expected to be granted in the form of Restricted Share Units and/ or Options will be priced at par value. The New Taptica Management Incentive Scheme is in addition to Taptica’s existing equity incentive plans and RhythmOne’s existing equity incentive plans. The Enlarged Group’s remuneration committee will decide on the final allocation of New Awards pursuant to the New Taptica Management Incentive Scheme to key management and staff of the Enlarged Group.

Ofer Druker, who is intended to serve as Chief Executive Officer of the Enlarged Group, will be receiving 5,758,082 New Awards, which equates to 48.91 per cent. of the New Taptica Management Incentive Scheme package. Yaniv Carmi, Chief Financial Officer of Taptica, will be receiving 2,943,233 New Awards, which equates to 25 per cent. of the New Taptica Management Incentive Scheme package. Key existing and to be appointed management are expected to receive the remaining 3,071,617 New Awards, which equates to 26.1 per cent. of the New Taptica Management Incentive Scheme package, the allocation of which will be decided by the Remuneration Committee of the Enlarged Group.

As part of the New Taptica Management Incentive Scheme, the exercise price of Mr Druker’s existing options over 1,200,000 Taptica Shares will also be rebased to par value (or, alternatively, provide for the economical value by other methods). The terms of the New Taptica Management Incentive Scheme will be presented to the vote of the Taptica Shareholders at the Taptica General Meeting.

19	General

The Offer will be made subject to the Conditions and further terms set out in Appendix I (Conditions to the implementation, and further terms, of the Scheme and the Offer) to this Announcement and those terms which will be set out in the Scheme Document and the Forms of Proxy. The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the General Meeting and the expected timetable of principal dates relating to the Offer. The Offer will be subject to the applicable requirements of the Takeover Code, the Takeover Panel, the Companies Act, the London Stock Exchange (including the AIM Rules), the Court and the Financial Conduct Authority.

In deciding whether or not to vote in favour of the Scheme in respect of their RhythmOne Shares, Scheme Shareholders should rely on the information contained in, and follow the procedures described in, the Scheme Document and the Forms of Proxy.

20	Documents available on website

Copies of the following documents will be made available on RhythmOne’s and Taptica’s websites at www.rhythmone.com and www.tapticainternational.com respectively by no later than 12 noon (London time) on 5 February 2019 until the end of the Offer Period:

●	this Announcement;

●

the irrevocable undertakings referred to in paragraphs 7 and 8 (Irrevocable undertakings and letters of intent) above and summarised in Appendix III (RhythmOne Irrevocable Undertakings and Letter of Intent) and Appendix IV (Taptica Irrevocable Undertakings and Letter of Intent) to this Announcement;

●	the Confidentiality Agreement; and

●	the Co-operation Agreement.

For further information or enquiries please contact:

Taptica International Ltd	Tel: +972 3 545 3900

Tim Weller, Non-Executive Chairman Yaniv Carmi, Chief Financial Officer

finnCap Ltd (financial adviser, nominated adviser and broker to Taptica) Jonny Franklin-Adams Henrik Persson James Thompson Hannah Boros	Tel: +44 20 7220 0500

Vigo Communications (PR to Taptica) Jeremy Garcia Antonia Pollock Charlie Neish	Tel: +44 20 7390 0230

RhythmOne Plc Eric Singer, Non- Executive Chairman Mark Bonney, Chief Executive Officer	Tel: +44 20 7383 5100

Whitman Howard (financial adviser and broker to RhythmOne) Nick Lovering Christopher Furness	Tel: +44 20 7659 1234

Disclaimers

finnCap Ltd, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser, nominated adviser and broker to Taptica and no one else in connection with the matters referred to in this Announcement. In connection with these matters, finnCap, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Taptica for providing the protections afforded to the clients of finnCap nor for providing advice in relation to the matters referred to in this Announcement.

Whitman Howard Limited, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser to RhythmOne and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than RhythmOne for providing the protections afforded to clients of Whitman Howard, or for providing advice in connection with the Offer or any other matter referred to in this Announcement.

IMPORTANT NOTICES

Publication of certain documents in connection with the Offer

This Announcement is made pursuant to Rule 2.7 of the Takeover Code and is for information purposes only and is not intended to, and does not, constitute or form part of an offer to sell or invitation to purchase any securities or the solicitation of any vote for approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this Announcement in any jurisdiction in contravention of applicable law.

This Announcement has been prepared for the purpose of complying with the laws of England and Wales, the Takeover Code, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, the AIM Rules and the rules of the London Stock Exchange and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside England and Wales.

The Offer will be made solely through the Scheme Document and the accompanying Forms of Proxy, which will together contain the full terms and conditions of the Offer, including details of how to approve the Offer. Any vote in respect of the Scheme or other response in relation to the Offer should be made only on the basis of the information contained in the Scheme Document.

Overseas jurisdictions

The release, publication or distribution of this Announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. Further details in relation to Overseas Shareholders will be contained in the Scheme Document.

Unless otherwise determined by Taptica or required by the Takeover Code, and permitted by applicable law and regulation, the Offer will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Offer by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Offer disclaim any responsibility or liability for the violation of such restrictions by any person.

Copies of this Announcement and all documents relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this Announcement and all documents relating to the Offer (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the Offer to RhythmOne Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

US investors in RhythmOne

The Offer relates to shares of an English company and is proposed to be effected by means of a scheme of arrangement under English law. A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the US Securities Exchange Act of 1934. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of the US proxy solicitation and tender offer rules. However, if Taptica were to elect to implement the Offer by means of a Takeover Offer, such Takeover Offer will be made in compliance with all applicable laws and regulations, including the US tender offer rules, to the extent applicable. Additionally, the new Taptica Shares to be issued pursuant to the Scheme to RhythmOne Shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof.

Cautionary note regarding forward looking statements

This Announcement contains statements that are or may be deemed to be forward looking with respect to the financial condition, results of operations and business of Taptica and RhythmOne or the Enlarged Group, and certain plans and objectives of the Taptica Board and Taptica. These forward looking statements can be identified by the fact that they are prospective in nature and do not relate to historical or current facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “could”, “would”, “may”, “anticipates”, “estimates”, “synergy”, “cost-saving”, “projects”, “goal” or “strategy” or, words or terms of similar substance or the negative thereof, are forward looking statements. These statements are based on assumptions and assessments made by the Taptica Board or RhythmOne Board in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe appropriate.

These forward looking statements are made as at the date of this Announcement and are not guarantees of future financial performance. Except as expressly provided in this Announcement, they have not been reviewed by the auditors of Taptica or RhythmOne. By their nature, forward looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. All subsequent oral or written forward looking statements attributable to Taptica or RhythmOne or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. Each of Taptica and RhythmOne disclaims any obligation to update any forward looking or other statements contained herein, except as required by applicable law.

No profit forecasts or estimates

No statement in this Announcement is intended as a profit forecast or estimate for any period and no statement in this Announcement should be interpreted to mean that earnings or earnings per ordinary share for Taptica or RhythmOne for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per ordinary share for Taptica or RhythmOne, as the case may be.

Dealing disclosure requirements of the Takeover Code

Under Rule 8.3(a) of the Takeover Code, any person who is interested in one (1) per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the Offer Period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th Business Day following the commencement of the Offer Period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Takeover Code, any person who is, or becomes, interested in one (1) per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror(s) and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4 of the Takeover Code).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the Offer Period commenced and when any offeror was first identified. You should contact the Takeover Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Disclosure in accordance with Rule 2.9 of the Takeover Code

The ordinary shares of RhythmOne are traded on AIM, a market of the London Stock Exchange, with International Securities Identification Number (“ISIN”) GB00BYW0RC64. RhythmOne confirms that as at the close of business on 1 February 2019 (being the last Business Day prior to the date of this Announcement), it had in issue 78,636,522 ordinary shares of 10 pence each; there were no ordinary shares held in treasury. The number of ordinary shares in issue with voting rights is 78,636,522.

The ordinary shares of Taptica are traded on AIM, a market of the London Stock Exchange, with ISIN IL0011320343. Taptica confirms that as at the close of business on 1 February 2019 (being the last Business Day prior to the date of this Announcement), it had in issue 68,583,997 ordinary shares of NIS 0.01 each, along with 8,143,337 shares reclassified as dormant shares under the Israel Companies Law (without any rights attached thereon) which Taptica holds in treasury. The number of ordinary shares in issue with voting rights is 68,583,997.

Information relating to RhythmOne Shareholders

Please be aware that addresses, electronic addresses and certain information provided by RhythmOne Shareholders, persons with information rights and other relevant persons for the receipt of communications from RhythmOne may be provided to Taptica during the Offer Period as requested under Section 4 of Appendix 4 of the Takeover Code to comply with Rule 2.11(c).

Rounding

Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Publication on website, request for hard copy

In accordance with Rule 30.4 of the Takeover Code, a copy of this Announcement together with all information incorporated into this Announcement by reference to another source will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions on Taptica’s or RhythmOne’s websites (www.tapticainternational.com and www.rhythmone.com) by no later than 12.00 noon (London time) on the Business Day following the publication of this Announcement. For the avoidance of doubt, the contents of those websites are not incorporated by reference and do not form part of the Scheme Document or this Announcement.

A hard copy of this Announcement together with all information incorporated in this Announcement by reference to another source will not be sent to investors. You may request a hard copy of this Announcement (and any information incorporated by reference in this Announcement) by phoning tel: +44 (0)20 7390 0230 during business hours or by submitting a request in writing to Vigo Communications Ltd at 40 Piccadilly, London, W1J 0DR or taptica@vigocomms.com. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 9.00 a.m. - 5.30 p.m., Monday to Friday excluding public holidays in England and Wales. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. The helpline cannot provide advice on the merits of the Offer nor give any financial, legal or tax advice. It is important that you note that unless you make a request, a hard copy of this Announcement and any such information incorporated by reference in it will not be sent to you. You may also request that all future documents, announcements and information to be sent to you in relation to the Offer should be in hard copy form.

Status of announcement

This Announcement does not constitute a prospectus or prospectus equivalent document.

Appendix I
CONDITIONS to the implementation, AND FURTHER TERMS, OF THE SCHEME AND THE Offer

Part A: Conditions to the Scheme

1

The Offer will be conditional upon the Scheme becoming unconditional and effective, subject to the Takeover Code, by no later than the Long Stop Date or such later date (if any) as Taptica and RhythmOne may, with the consent of the Takeover Panel, agree and (if required) the Court may allow.

2	The Scheme is subject to the following conditions:

2.1

its approval by a majority in number of the Scheme Shareholders (or the relevant class or classes thereof, if applicable) and who are present and vote, whether in person or by proxy, at the Court Meeting (and any separate class meeting which may be required by the Court) or any adjournment of such meeting and who represent 75 per cent. of the voting rights of the Scheme Shares (or the relevant class or classes thereof, if applicable) voted by those Scheme Shareholders (or the relevant class or classes thereof, if applicable);

2.2

all resolutions required to approve and implement the Scheme (including, without limitation, to amend the RhythmOne Articles) being duly passed by the requisite majority or majorities at the General Meeting (or any adjournment thereof);

2.3	the sanction of the Scheme by the Court (with or without modification, but subject to any modification being on terms reasonably acceptable to RhythmOne and Taptica); and

2.4	delivery of a copy of the Court Order to the Registrar of Companies and, if the Court so orders, the Court Order being registered by Companies House.

Part B: Conditions to the Offer

3

In addition, Taptica and RhythmOne have agreed that, subject as stated in Part C (Certain further terms of the Scheme and the Offer) below and to the requirements of the Takeover Panel, the Offer will be conditional upon the following matters and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such conditions (as amended, if appropriate) have been satisfied or, where relevant, waived:

Approvals relating to Taptica and RhythmOne

3.1

the passing at the Taptica General Meeting of such resolution or resolutions as are necessary to approve, implement and effect the Offer including a resolution or resolutions to authorise the creation and allotment of the New Taptica Shares and to approve the New Taptica Management Incentive Scheme;

3.2	the London Stock Exchange having acknowledged to Taptica or its agent (and such acknowledgement not having been withdrawn) that the New Taptica Shares will be admitted to trading on AIM;

3.3

all filings having been made and all appropriate waiting periods under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate without the issuance of a second request in each case in respect of the Offer and the proposed acquisition of the RhythmOne Shares by Taptica;

3.4

except as Disclosed, there being no provision of any arrangement, agreement, lease, licence, franchise, permit or other instrument to which any member of the RhythmOne Group or which any member of the Taptica Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which (i) as a consequence of the Offer; or (ii) as a consequence of the Offer or the proposed Offer by any member of the Taptica Group of any shares or other securities in RhythmOne; or (iii) because of a change in the control or management of any member of the RhythmOne Group or of any member of the Taptica Group; or (iv) otherwise, could or might reasonably be expected to result in (in each case to an extent which is material in the context of the RhythmOne Group or the Taptica Group taken as a whole);

3.4.1

any monies borrowed by, or any other indebtedness, actual or contingent, of, or any grant available to, any member of the RhythmOne Group or to any member of the Taptica Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity date or repayment date, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

3.4.2

other than in the ordinary course of business, the creation or enforcement of any mortgage, charge or other security interest over the whole or any material part of the business, property or assets of any member of the RhythmOne Group or of any member of the Taptica Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

3.4.3

any such arrangement, agreement, lease, licence, franchise, permit or other instrument being terminated or the rights, liabilities, obligations or interests of any member of the RhythmOne Group or of any member of the Taptica Group being adversely modified or adversely affected or any obligation or liability arising or any adverse action being taken or arising thereunder;

3.4.4

any liability of any member of the RhythmOne Group or of any member of the Taptica Group to make any severance, termination, bonus or other payment to any of their respective directors, or other officers (including the vesting or acceleration of any Options and or Restricted Share Units and/or any other type of equity awards);

3.4.5

the rights, liabilities, obligations, interests or business of any member of the RhythmOne Group or any member of the Taptica Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the RhythmOne Group or any member of the Taptica Group in or with any other person or body or firm or company (or any arrangement or arrangement relating to any such interests or business) being or becoming capable of being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

3.4.6	any member of the RhythmOne Group or any member of the Taptica Group ceasing to be able to carry on business under any name under which it presently carries on business;

3.4.7

other than relating to market capitalisation, the value of, or the financial or trading position of, any material member of the RhythmOne Group or any material member of the Taptica Group being prejudiced or adversely affected; or

3.4.8

the creation or acceleration of any liability (actual or contingent) by any member of the RhythmOne Group or by any member of the Taptica Group other than trade creditors or other liabilities incurred in the ordinary course of business, and no event having occurred which, under any provision of any arrangement, agreement, licence, permit, franchise, lease or other instrument to which any member of the RhythmOne Group or to which any member of Taptica Group is a party or by or to which any such member or any of its assets are bound, entitled or subject, would or might result in any of the events or circumstances as are referred to in Conditions 3.4.1 to 3.4.8, in each case to the extent material in the context of the RhythmOne Group or the Taptica Group taken as a whole.

Other third party clearance

3.5

Except as set forth in Clause 3.3, no anti-trust authority, government or governmental, quasi-governmental, supranational, statutory, administrative or regulatory body, authority, court, trade agency, professional body, association, institution, environmental body or other body or person whatsoever in any jurisdiction (each a “Relevant Authority”) having given notice to take, institute, implement or threaten, and there not continuing to be outstanding, any action, proceedings, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, order or decision, or taken any other steps, that would or might (in a manner or to an extent which is material in the context of the RhythmOne Group or the Taptica Group taken as a whole) reasonably expected to:

3.5.1

make the Scheme or the Offer or the proposed Offer of any RhythmOne Shares or other securities in, or control or management of, RhythmOne or any other member of the RhythmOne Group or the carrying on by any member of the RhythmOne Group of its business void, unenforceable or illegal or directly or indirectly restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge, the Scheme or the Offer or the proposed Offer of any RhythmOne Shares or other securities in, or control or management of, RhythmOne or any other member of the RhythmOne Group or the carrying on by any member of the RhythmOne Group of its business;

3.5.2	require, prevent or materially delay a divestiture by any member of the Wider Taptica Group of any RhythmOne Shares;

3.5.3

require, prevent or delay the divestiture or alter the terms of any proposed divestiture by any member of the Wider Taptica Group or by any member of the Wider RhythmOne Group of all or any part of their respective businesses, assets or property or impose any limitation on the material ability of any of them to conduct all or any portion of their respective businesses or to own all or any portion of their respective assets or property;

3.5.4

impose any material limitation on or result in a material delay in the ability of any member of the Wider Taptica Group or of any member of the Wider RhythmOne Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or loans or securities convertible into shares or the equivalent in the Wider Taptica Group or of any member of the Wider RhythmOne Group respectively or to exercise management control over any such member;

3.5.5

other than pursuant to the implementation of the Scheme, require any member of the Taptica Group or any member of the Wider RhythmOne Group to offer to acquire directly or indirectly any shares or other securities in any member of the Wider RhythmOne Group owned by any third party;

3.5.6

affect adversely the assets, business, profits, financial or trading position or prospects of any member of the Wider Taptica Group or any member of the Wider RhythmOne Group to an extent which is material in the context respectively of the Offer;

3.5.7	result in any member of the Wider RhythmOne Group or any member of the Wider Taptica Group ceasing to be able to carry on business under any name under which it presently carries on business;

3.5.8

otherwise, directly or indirectly, materially prevent or prohibit, restrict, restrain or delay or otherwise to a material extent interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise materially challenge, impede, interfere or require material amendment of, the Scheme or the Offer or proposed Offer of any shares or other securities in, or control or management of, RhythmOne or any member of the RhythmOne Group; or

3.5.9

impose any material limitation on the ability of any member of the Wider Taptica Group or of any member of the Wider RhythmOne Group to conduct, integrate or co-ordinate all or any part of its business with all or any part of the business of any other member of the Wider Taptica Group and/or the Wider RhythmOne Group to an extent which is material in the context respectively of the Wider RhythmOne Group or the Wider Taptica Group taken as a whole or in the context of the Offer;

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, implement, threaten or institute any such action, proceedings, suit, investigation, enquiry or reference under the laws of any jurisdiction having expired, lapsed or been terminated;

3.6

all material mandatory notifications, filings or applications which are necessary in connection with the Offer having been made and, to the extent applicable, all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all material statutory and regulatory obligations in any jurisdiction having been complied with in each case in respect of the Offer;

3.7

all authorisations, orders, grants, recognitions, confirmations, consents, clearances, licences, permissions, exemptions and approvals (excluding any antitrust or merger control) (“Authorisations”) necessary in any jurisdiction for or in respect of the Offer and, except pursuant to Part 26 of the Companies Act, the Offer or the proposed Offer of any shares or other securities in, or control or management of, RhythmOne by any member of the Taptica Group having been obtained in terms and in a form reasonably satisfactory to Taptica from all appropriate Relevant Authorities or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Taptica Group has entered into contractual arrangements and all such Authorisations necessary to carry on the business of any member of the Taptica Group in any jurisdiction which is material in the context of the Taptica Group as a whole having been obtained and all such Authorisations remaining in full force and effect at the time at which the Offer becomes otherwise wholly unconditional and there being no notice of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations;

Certain events occurring

3.8	except as Disclosed, no member of the RhythmOne Group since 31 March 2018 and no member of the Taptica Group since 31 December 2017 has:

3.8.1

issued or agreed to issue, or authorised or announced its intention to authorise or propose the issue, of, additional shares of any class, or securities or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities or transferred or sold or agreed to transfer or sell or authorised the transfer or sale of shares out of treasury where such actions would be reasonably be deemed material;

3.8.2

recommended, declared, paid or made, declare, pay or make any bonus issue of shares, dividend or other distribution (whether payable in cash or otherwise) other than dividends (or other distributions, whether payable in cash or otherwise) lawfully paid or made by any wholly-owned subsidiary of RhythmOne to RhythmOne or any of its wholly-owned subsidiaries or by any wholly-owned subsidiary of Taptica to Taptica or any of its wholly-owned subsidiaries;

3.8.3

purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, except in respect of the matters mentioned in Condition 3.8 above, made any other change to any part of its share capital;

3.8.4

other than pursuant to the Offer (and except for transactions between RhythmOne and its wholly-owned subsidiaries or between the wholly-owned subsidiaries of RhythmOne and between Taptica and its wholly-owned subsidiaries or between the wholly-owned subsidiaries of Taptica and transactions in the ordinary course of business), implemented, effected, authorised or announced its intention to implement, effect, authorise or propose any merger, demerger, reconstruction, amalgamation, scheme, commitment or offer or disposal of assets or shares or loan capital (or the equivalent thereof) in any undertaking or undertakings in any such case to an extent which is material in the context of the RhythmOne Group taken as a whole or which is material in the context of the Taptica Group taken as a whole;

3.8.5

(except for transactions between RhythmOne and its wholly-owned subsidiaries or between the wholly-owned subsidiaries of RhythmOne and between Taptica and its wholly-owned subsidiaries or between the wholly-owned subsidiaries of Taptica) disposed of, or transferred, mortgaged or created any security interest over any material asset or any right, title or interest in any material asset or authorised, proposed or announced any intention to do so to an extent which is material in the context of the RhythmOne Group taken as a whole or which is material in the context of the Taptica Group taken as a whole;

3.8.6

(except for transactions between RhythmOne and its wholly-owned subsidiaries or between the wholly-owned subsidiaries of RhythmOne and between Taptica and its wholly-owned subsidiaries or between the wholly-owned subsidiaries of Taptica) issued, authorised or announced an intention to authorise or propose the issue of or made any change in or to the terms of any debentures or become subject to any contingent liability (other than trade credit incurred in the ordinary course of business) or incurred or increased any indebtedness which is material in the context of the RhythmOne Group taken as a whole or which is material in the context of the Taptica Group taken as a whole;

3.8.7

(except in the ordinary course of business) entered into or varied or authorised, proposed or announced its intention to enter into or vary any material contract, arrangement, agreement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, unusual or onerous nature or magnitude or which is or which involves or could involve an obligation of a nature or magnitude which is reasonably likely to be materially restrictive on the business of any member of the RhythmOne Group which, taken together with any other such material transaction, arrangement, agreement, contract or commitment, is material in the context of the RhythmOne Group taken as a whole or which is reasonably likely to be materially restrictive on the business of any member of the Taptica Group which, taken together with any other such material transaction, arrangement, agreement, contract or commitment, is material in the context of the Taptica Group taken as a whole;

3.8.8

entered into or varied the terms of, or made any offer (which remains open for acceptance) to enter into or vary to a material extent the terms of, any contract, service agreement, commitment or arrangement with any director or, except for salary increases, bonuses or variations of terms in the ordinary course, senior executive of any member of the RhythmOne Group or of any member of the Taptica Group;

3.8.9

proposed, agreed to provide or modified the terms of any incentive scheme or other benefit relating to the employment or termination of employment of any employee of the RhythmOne Group which is material in the context of the RhythmOne Group taken as a whole or of any employee of the Taptica Group which is material in the context of the Taptica Group taken as a whole;

3.8.10

(except for claims between RhythmOne and its wholly-owned subsidiaries or between the wholly-owned subsidiaries of RhythmOne and between Taptica and its wholly-owned subsidiaries or between the wholly-owned subsidiaries of Taptica) waived, compromised or settled any claim otherwise than in the ordinary course of business, in each case to an extent which is material in the context of the RhythmOne Group taken as a whole or which is material in the context of the Taptica Group taken as a whole;

3.8.11

terminated or varied the terms of any agreement or arrangement between any member of the RhythmOne Group and any other person in a manner which would or might reasonably be expected to have a material adverse effect on the financial position of the RhythmOne Group taken as a whole or between any member of the Taptica Group and any other person in a manner which would or might reasonably be expected to have a material adverse effect on the financial position of the Taptica Group taken as a whole;

3.8.12

been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally (other than in the ordinary course of business) or ceased or threatened to cease carrying on all or a substantial part of its business which is material in the context of the RhythmOne Group taken as a whole or which is material in the context of the Taptica Group taken as a whole;

3.8.13

(other than in respect of a member of the RhythmOne Group or the Taptica Group which is dormant and was solvent at the relevant time) taken any steps, corporate action or had any legal proceedings instituted or threatened against it in relation to the suspension of payments, a moratorium of any indebtedness, its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of a receiver, administrator, manager, administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous or equivalent steps or proceedings in any jurisdiction or appointed any analogous person in any jurisdiction or had any such person appointed;

3.8.14

entered into or implemented any joint venture, asset or profit sharing arrangement, partnership or merger of business or corporate entities which would be restrictive on the business of any member of the RhythmOne Group other than to a nature and extent which is immaterial in the context of the RhythmOne Group taken as a whole or of any member of the Taptica Group other than to a nature and extent which is immaterial in the context of the Taptica Group taken as a whole;

3.8.15

(other than in connection with the Scheme), made any material alteration to its memorandum or articles of association or other incorporation documents to an extent which is material in the context of the Offer; or

3.8.16

other than in the ordinary course of business, entered into any agreement, arrangement, commitment or contract or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition 3.8;

No adverse change, litigation, regulatory enquiry or similar

3.9	except as Disclosed, since 31 March 2018 in respect of RhythmOne and since 31 December 2017 in respect of Taptica there has been:

3.9.1

no adverse change in the business, assets, financial or trading position or profits or prospects or operational performance of any member of the RhythmOne Group which is material in the context of the RhythmOne Group taken as a whole or of any member of the Taptica Group which is material in the context of the Taptica Group taken as a whole;

3.9.2

no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against or in respect of any member of the RhythmOne Group or to which any member of the RhythmOne Group is or may become a party or in respect of any member of the Taptica Group or to which any member of the Taptica Group is or may become a party (whether as claimant, defendant or otherwise) having been threatened, announced, instituted or remaining outstanding by, against or in respect of, any member of the RhythmOne Group, in each case which is or might reasonably be expected to be material in the context of the RhythmOne Group taken as a whole or any member of the Taptica Group, in each case which is or might reasonably be expected to be material in the context of the Taptica Group taken as a whole.

3.9.3

no enquiry or investigation by, or complaint or reference to, any Relevant Authority having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the RhythmOne Group which is, or which might reasonably be expected to be, material in the context of the RhythmOne Group taken as a whole or in respect of any member of the Taptica Group which is, or which might reasonably be expected to be, material in the context of the Taptica Group taken as a whole; or

3.9.4

no contingent or other liability having arisen or increased other than in the ordinary course of business which is reasonably likely to affect adversely the business, assets, financial or trading position or profits or prospects of any member of the RhythmOne Group to an extent which is material in the context of the RhythmOne Group taken as a whole or any member of the Taptica Group to an extent which is material in the context of the Taptica Group taken as a whole;

Other matters

3.10	except as Disclosed, Taptica not having discovered in relation to the Wider RhythmOne Group and RhythmOne not having discovered in relation to the Wider Taptica Group:

3.10.1

that any financial or business or other information concerning the RhythmOne Group or the Taptica Group disclosed at any time, whether publicly or otherwise, by or on behalf of any member of the RhythmOne Group, to Taptica or its advisers or by or on behalf of any member of the Taptica Group, to RhythmOne or its advisers is misleading or contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading which is, or might reasonably be expected to be, material in the context of the RhythmOne Group taken as a whole

3.10.2

any member of the RhythmOne Group or any member of the Taptica Group or any person that performs or has performed services for or on behalf of any such company is or has engaged in any activity, practice or conduct which would constitute an offence under the Bribery Act 2010 or any other applicable anti-corruption legislation; or

3.10.3

any asset of any member of the RhythmOne Group or any asset of any member of the Taptica Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition).

Part C: Certain further terms of the Scheme and the Offer

4

Subject to the requirements of the Takeover Panel, Taptica and RhythmOne respectively reserve the right to waive in whole or in part all or any of the above Conditions 3.1 to 3.10 inclusive. Each of the Conditions is a separate Condition and is not limited by reference to any other Condition. Neither Taptica nor RhythmOne will be under any obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of Conditions 3.4 to 3.10 inclusive by a date earlier than the latest date for the fulfilment of that Condition notwithstanding that the other Conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

5

The Offer will lapse and the Scheme will not proceed if, insofar as the Offer or any matter arising from or relating to the Offer or Scheme constitutes a concentration with a Community dimension within the scope of the EC Merger Regulation, the European Commission either initiates proceedings under Article 6(1)(c) of the EC Merger Regulation or makes a referral to a competent authority in the United Kingdom under Article 9(1) of the EC Merger Regulation and there is then a CMA Phase 2 Reference before the date of the Court Meeting (unless otherwise agreed with the Takeover Panel).

6

Taptica reserves the right to elect (with the consent of the RhythmOne and Takeover Panel), or in certain circumstances without the consent of RhythmOne) to implement the Offer by way of a Takeover Offer. In such event, the Offer will be implemented on substantially the same terms subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. (or such less percentage, being more than 50 per cent., as Taptica and RhythmOne may decide) of the RhythmOne Shares to which such Takeover Offer relates, so far as applicable, as those which would apply to the Scheme. Further, if sufficient acceptances of such Takeover Offer are received and/or sufficient RhythmOne Shares are otherwise acquired, it is the intention of Taptica to apply the provisions of the Companies Law to acquire compulsorily any outstanding RhythmOne Shares to which such Takeover Offer relates. The availability of the Takeover Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

7

The availability of the Takeover Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

8

In the event that the Offer is implemented by way of a Takeover Offer, the RhythmOne Shares acquired under the Offer will be acquired fully paid and free from all liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of the Scheme Document.

9

If, after the date of the Scheme Document but prior to the Scheme Effective Date, any dividend or other distribution is declared, paid or made or payable by RhythmOne, Taptica reserves the right (without prejudice to any right of Taptica), with the consent of the Takeover Panel, to reduce the offer price by an amount up to the aggregate amount of such dividend or distribution (excluding any associated tax credit). If any such dividend or distribution occurs, any reference in the Scheme Document to the offer price will be deemed to be a reference to the offer price as so reduced. If such reduction occurs, notwithstanding the terms on which the RhythmOne Shares are expressed to be acquired by Taptica pursuant to the Offer in the Scheme Document, the RhythmOne Shares will be acquired by or on behalf of Taptica pursuant to the Offer fully paid and free from all liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature and together with all rights now and hereafter attaching to such shares including the right to receive in full all dividends and other distributions (if any) declared, paid or made on or after the date of the Scheme Document, other than the dividend or distribution giving rise to such reduction. To the extent that such a dividend or distribution has been declared, paid, made or is payable and it is: (i) transferred pursuant to the Offer on a basis which entitles Taptica to receive the dividend or distribution and to retain it; or (ii) cancelled, the offer price will not be subject to change in accordance with this paragraph. Any exercise by Taptica of its rights referred to in this paragraph will be the subject of an announcement and, for the avoidance of doubt, will not be regarded as constituting any revision or variation of the Offer.

10

If, after the date of the Scheme Document but prior to the Scheme Effective Date, any dividend or other distribution is declared, paid or made or payable by Taptica, RhythmOne reserves the right (without prejudice to any right of RhythmOne) to pay an equalising dividend to its shareholders.

11

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

12

The availability of the New Taptica Shares to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

13

The New Taptica Shares to be issued under the Scheme will be issued credited as fully paid and will rank in full for all dividends and other distributions, if any, declared, made or paid after the Scheme Effective Date and otherwise shall rank pari passu with the issued ordinary shares in Taptica.

14	Fractions of New Taptica Shares will not be allotted or issued to Scheme Shareholders and the entitlements of Scheme Shareholders will be rounded up to the nearest whole number of New Taptica Shares.

15

The Offer is not being conducted, directly or indirectly, in, into or from, or by use of the mails of, or by any means of instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction.

16

The Offer is governed by the laws of England and Wales and is subject to the jurisdiction of the English courts and to the Conditions and further terms set out in the Scheme Document. The Offer is subject to the applicable requirements of the Takeover Code, the Takeover Panel, the Companies Act, the London Stock Exchange (including the AIM Rules), the Court and the Financial Conduct Authority.

Appendix II
SOURCES AND BASES OF CALCULATION

In this Announcement, unless otherwise stated, or the context otherwise requires, the following bases and sources have been used:

1

The financial information on RhythmOne has been extracted from the annual report and accounts of RhythmOne for the year ended 31 March 2018 and the interim results of RhythmOne for the six months ended 30 September 2018, save for the net cash for 30 November, which is extracted from the management accounts

2

The financial information on Taptica has been extracted from the annual report and accounts of Taptica for the year ended 31 December 2017 and the interim results of Taptica for the six months ended 30 June 2018.

3	All prices quoted for RhythmOne Shares are closing middle market prices and are derived from the AIM appendix to the Daily Official List for the particular date(s) concerned.

4	All prices quoted for Taptica Shares are closing middle market prices and are derived from the AIM appendix to the Daily Official List for the particular date(s) concerned.

5	All information relating to RhythmOne and Taptica has been provided by persons duly authorised by the RhythmOne Board and Taptica Board respectively.

Appendix III
rhythmone IRREVOCABLE UNDERTAKINGS and Letters of intent

Irrevocable undertakings

The following holders or controllers of RhythmOne Shares have, on the basis set out below, given irrevocable undertakings to Taptica to vote (or procure the vote) in favour of the Scheme at the Court Meeting and the Resolutions:

Name of RhythmOne Shareholder	No. of RhythmOne Shares	Percentage of RhythmOne issued share capital
Toscafund Asset Management LLP	19,216,908	24.44
Eric Singerxii	4,057,323	5.16
John Mutch	15,294	0.02
Total	23,289,525	29.62

All the irrevocable undertakings referred to above will lapse if:

●	this Announcement is not released by 5.00 p.m. on 28 February 2019 (or such later date as Taptica and RhythmOne may agree);

●	the Scheme or any Takeover Offer lapses or is withdrawn; or

●

the Scheme Document (or offer document, in the case of a Takeover Offer) is not despatched to RhythmOne Shareholders within 28 days (or such longer period as the Takeover Panel may agree, being not more than six (6) weeks) after the date of this Announcement.

Letters of intent

Name of RhythmOne Shareholder	No. of RhythmOne Shares	Percentage of RhythmOne issued share capital
Lombard Odier Asset Management (Europe) Limited	9,011,094	11.46
River & Mercantile Asset Management LLP	7,767,854	9.88
Total	16,778,948	21.34

xii Mr Singer holds an indirect interest in 4,023,324 voting rights in RhythmOne shares as the managing member of VIEX Capital Advisers, LLC, a Delaware – incorporated investment management entity that manages the assets of certain affiliated funds.

Appendix IV

TAPTICA IRREVOCABLE UNDERTAKINGS AND LETTERS OF INTENT

Irrevocable undertakings

The following holders or controllers of Taptica Shares have, on the basis set out below, given irrevocable undertakings to RhythmOne to vote (or procure the vote) in favour of the Resolutions at the Taptica General Meeting:

Name of Taptica Shareholder	No. of Taptica Shares	Percentage of Taptica issued share capital
Eitan Epstein and Shirley Dahan Trust on Behalf of MTD PTE Ltd. Shares held in trust behalf of Mr Hagai Tal	9,501,259	13.85
Smart and Simple Ltd. Shares held in trust on behalf of Ehud Levy.	4,800,009	7.00
Yaniv Carmi	110,000	0.16
Tim Weller	94,630	0.14
Ronni Zehavi	36,376	0.05
Neil Jones	5,000	0.01
Total	14,547,274	21.21

All the irrevocable undertakings referred to above will lapse if:

●	this Announcement is not released by 5.00 p.m. on 28 February 2019 (or such later date as Taptica and RhythmOne may agree);

●	the Scheme or any Takeover Offer lapses or is withdrawn; or

●

the Scheme Document (or offer document, in the case of a Takeover Offer) is not despatched to RhythmOne Shareholders within 28 days (or such longer period as the Takeover Panel may agree, being not more than six (6) weeks) after the date of this Announcement.

Letters of intent

Name of Taptica Shareholder	No. of Taptica Shares	Percentage of Taptica issued share capital
Schroders Investment Management Limited	11,538,522	16.82
River & Mercantile Asset Management LLP	5,863,201	8.55
Total	17,401,723	25.37

Appendix V
DEFINITIONS

In this Announcement the following words and expressions have the following meanings, unless the context requires otherwise:

“Admission”	admission of the New Taptica Shares to trading on AIM;

“AIM”	the AIM market operated by the London Stock Exchange;

“AIM Rules”	the AIM Rules for Companies published by the London Stock Exchange from time to time;

“Announcement”	this announcement dated 4 February 2019;

“Business Day”	a day, not being a Saturday, Sunday or public holiday, on which the clearing banks in London are open for business;

“certificated” or “in certificated form”	recorded on the relevant register of the share or other security as being held in certificated from (that is, not in CREST);

“Closing Price”	the middle market price of a RhythmOne Share at the close of business on the day to which such price relates, as derived from the AIM appendix to the Daily Official List;

“Companies Act”	the UK Companies Act 2006, as amended;

“Conditions”	the conditions to the Offer (including the Scheme), as set out in Appendix I (Conditions to the implementation, and further terms, of the Scheme and the Offer) of this Announcement;

“Confidentiality Agreement”	the confidentiality and non-disclosure agreement entered into by Taptica and RhythmOne, further details entered of which are contained in paragraph 14.1 of the Announcement;

“Cooperation Agreement”	the co-operation agreement entered into by Taptica and RhythmOne, further details of which are contained in paragraph 14.2 of this Announcement;

“Court”	the High Court of Justice of England and Wales;

“Court Hearing”	the hearing (or any adjournment thereof) at which the Court Order is made;

“Court Meeting”

the meeting(s) of Scheme Shareholders convened with the permission of the Court pursuant to Part 26 of the Companies Act, notice of which will be set out in the Scheme Document, to consider, and, if thought fit, approve the Scheme (with or without modification) including any adjournment, postponement or reconvention thereof;

“Court Order”	the order(s) of the Court sanctioning the Scheme under Part 26 of the Companies Act;

“CREST”	the relevant system (as defined in the Regulations) in respect of which Euroclear is the Operator (as defined in the Regulations);

“CREST Manual”	the Crest manual referred to in the agreements entered into with Euroclear;

“Daily Official List”	the Daily Official List published by the London Stock Exchange;

“Dealing Disclosure”	has the same meaning as in Rule 8 of the Takeover Code;

“Depositary”	Link Market Services Trustees Limited;

“Depositary Interests”	uncertified depositary interests issued by the Depositary and representing New Taptica Shares;

“Disclosed”

the information fairly disclosed:

(i)   in the annual report and accounts of RhythmOne in respect of the financial year ended 31 March 2018;

(ii)  in the public announcements by RhythmOne to a Regulatory Information Service at or before 5.30 p.m. on the date of this Announcement; or

(iii)in documents made available by RhythmOne or its advisers at or before 5.30 p.m. on the date of this Announcement;

“Enlarged Group”	the combined businesses of the Taptica Group and the RhythmOne Group following the completion of the Offer;

“Enlarged Taptica Share Capital”	the existing Taptica Shares and the New Taptica Shares;

“Euroclear”	Euroclear UK & Ireland Limited;

“Financial Conduct Authority”	the Financial Conduct Authority in its capacity as the competent authority for the purposes of Part VI of the FSMA;

“finnCap”	finnCap Ltd, financial adviser to Taptica;

“Form(s) of Proxy”	the forms of proxy for use at the Court Meeting and the General Meeting;

“FSMA”	the Financial Services and Markets Act 2000, as amended;

“General Meeting”	the general meeting of RhythmOne Shareholders (and any adjournment thereof) convened in connection with the Scheme;

“Israel”	the State of Israel;

“Israel Companies Law”	the Israel Companies Law 5759-1999

“Latest Practicable Date”	1 February 2019 (being the latest practicable date prior to the release of this Announcement);

“London Stock Exchange”	London Stock Exchange plc, or any successor body thereto;

“Long Stop Date”	30 April 2019;

“Meetings”	the Court Meeting and/or the RhythmOne General Meeting, and Meeting means any one of them as applicable;

“New Awards”

a New Taptica Management Incentive Scheme, which will comprise options or RSUs over 11,772,932 Taptica Shares which equates to 8 per cent of the fully diluted share capital of the Enlarged Group, should the Offer be completed

“New Taptica Management Incentive Scheme”	the new compensation arrangements for managers of the Enlarged Group which are to be voted on at the Taptica General Meeting;

“New Taptica Shares”	the new Taptica Shares to be issued pursuant to the Scheme;

“Offer”

the proposed offer by Taptica for the entire issued and to be issued ordinary share capital of RhythmOne to be effected by means of the Scheme and, where the context admits, any subsequent variation, revision, extension or renewal thereof;

“Offer Period”	the offer period (as defined by the Takeover Code) relating to RhythmOne, commencing on 29 January 2019;

“Opening Position Disclosure”	has the same meaning as in Rule 8 of the Takeover Code;

“Overseas Shareholders”	RhythmOne Shareholders with registered addresses outside the United Kingdom or who are not resident in, nationals or citizens of, the United Kingdom;

“Registrar of Companies”	the Registrar of Companies within the meaning of the Companies Act;

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 01/3755), as amended from time to time;

“Regulatory Information Service”	has the same meaning as defined in the AIM Rules:

“Resolutions”	the resolutions to be proposed at the General Meeting to approve various matters for the purposes of, and in connection with, the Scheme;

“Restricted Jurisdiction”	any jurisdiction where extension or acceptance of the Offer would violate the law of that jurisdiction;

“RhythmOne”

RhythmOne Plc, a company incorporated in England and Wales under the Companies Act with registered number 06223359 and whose registered office is at 65 Gresham Street, 6th Floor, London EC2V 7NQ, United Kingdom;

“RhythmOne Articles”	the articles of association of RhythmOne from time to time;

“RhythmOne Board” or “RhythmOne Directors”	the board of directors of RhythmOne, and “RhythmOne Director” means any member of the RhythmOne Board;

“RhythmOne Equity Incentive Plans”	together, the RhythmOne 2017 International Equity Incentive Plan, the RhythmOne US Share Option Plan, and the RhythmOne Equity Incentive Rollover Plan;

“RhythmOne Option”	849,325 options over a RhythmOne Share awarded pursuant to the RhythmOne Equity Incentive Plans;

“RhythmOne RSU”	1,058,776 restricted stock units over RhythmOne Shares awarded pursuant to the RhythmOne 2017 International Equity Incentive Plan;

“RhythmOne Share Scheme Participants”	holders of RhythmOne Options and/or RhythmOne RSUs;

“RhythmOne Shareholders”	holders of RhythmOne Shares;

“RhythmOne Shares”	ordinary shares of 10 pence each in the capital of RhythmOne;

“Scheme” or “Scheme of Arrangement”

the proposed scheme of arrangement under Part 26 of the Companies Act, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Taptica and RhythmOne, the full terms of which will be set out in the Scheme Document;

“Scheme Document”

the document to be sent to RhythmOne Shareholders, containing and setting out the Scheme, the notices convening the Court Meeting, the General Meeting and the further particulars required by Part 26 of the Companies Act;

“Scheme Effective Date”	the date on which the Scheme becomes effective in accordance with its terms;

“Scheme Record Time”	6.00 p.m. on the Business Day immediately preceding the Court Hearing;

“Scheme Shareholders”	the holders of the Scheme Shares;

“Scheme Shares”

all RhythmOne Shares:

(i)          in issue at 6.00 p.m. on the date of the Scheme Document;

(ii)         (if any) issued after 6.00 p.m. on the date of the Scheme Document and before the Voting Record Time; and

(iii)        (if any) issued on or after the Voting Record Time and on or before the Scheme Record Time, in respect of which the original or any subsequent holders of such shares shall be bound by the Scheme, or in respect of which the original or any subsequent holders of such shares are, or shall have agreed in writing to be, bound by the Scheme.

excluding any RhythmOne Shares registered in the name of or beneficially owned by any member of the Wider Taptica Group;

“SEC”	the US Securities and Exchange Commission;

“Takeover Code”	the City Code on Takeovers and Mergers issued by the Takeover Panel;

“Takeover Offer”

should Taptica elect to attempt to implement the Offer by way of a takeover offer (as that term is defined in the Companies Act), the offer to be made by Taptica to acquire all of the issued and to be issued RhythmOne Shares and, where the context admits, any subsequent revisions, variations, extension or renewal of such offer;

“Takeover Panel”	the Takeover Panel on Takeovers and Mergers;

“Taptica”	Taptica Limited, a company incorporated in Israel under the Israel Companies Law with registered number 513956060 and whose registered office is at 121 Hahashmonaim Tel Aviv 6713328 Israel;

“Taptica Options”	9,353,010 existing allocated Taptica options

“Taptica RSUs”	883,750 existing Taptica RSUs

“Taptica Board” or “Taptica Directors”	the board of directors of Taptica, and “Taptica Director” means any member of the Taptica Board;

“Taptica General Meeting”	the general meeting of Taptica to be convened in connection with the Offer, including any adjournment thereof;

“Taptica Group”	Taptica, its subsidiaries, any holding company of Taptica (intermediate or otherwise) and their subsidiary undertakings from time to time, or any of them as the context requires;

“Taptica Shareholders”	holders of Taptica Shares;

“Taptica Shares”	ordinary shares of NIS 0.01 each in the capital of Taptica;

“uncertificated” or “uncertificated form”

recorded on the relevant register of the share or security concerned as being held in uncertificated form (that is, in CREST), and title to which, by virtue of the Regulations, may be transferred by means of CREST;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”	the United States of America, its territories and possessions, the District of Columbia, and all other areas subject to its jurisdiction;

“US Securities Act”	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Voting Record Time”

the date and time specified in the Scheme Document by reference to which entitlement to vote at the Court meeting will be determined, expected to be 6.00 p.m. on the date which is two Business Days before the Court Meeting of, if the Court meeting is adjourned by more than 48 hours, 6.00 p.m. on the day which is two Business Days before such adjourned meetings;

“Whitman Howard”	Whitman Howard Limited, financial adviser to RhythmOne;

“Wider RhythmOne Group”

RhythmOne and its subsidiary undertakings, associated undertakings and any other undertaking in which RhythmOne and/or such undertakings (aggregating their interests) have a direct or indirect interest in 10 per cent. or more of the equity share capital; and

“Wider Taptica Group”

Taptica and its subsidiary undertakings, associated undertakings and any other undertaking in which Taptica and/or such undertakings (aggregating their interests) have a direct or indirect interest in 10 per cent. or more of the equity share capital.

For the purposes of this Announcement, “subsidiary”, “subsidiary undertaking”, “parent undertaking”, “undertaking” and “associated undertaking” have the respective meanings given thereto by the Companies Act.

References to the singular include the plural and vice versa.

£ and pence means pounds and pence sterling, the lawful currency of the United Kingdom and Jersey.

$ means US dollars, the lawful currency of the United States.

NIS means New Israeli Shekels, the lawful currency of Israel.